November 18, 2013

VIA EDGAR CORRESPONDENCE

Daniel F. Duchovny, Esq.

Special Counsel

Office of Mergers and Acquisitions

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Zions Bancorporation

Schedule TO

Filed November 6, 2013

File No. 005-15790

Dear Mr. Duchovny:

On behalf of Zions Bancorporation (the “Company” or “Zions”), we are hereby providing the following responses to your comment letter dated November 14, 2013 (the “Comment Letter”), regarding the above-referenced Tender Offer Statement on Schedule TO (the “Schedule TO”) filed on November 6, 2013, relating to tender offers (the “Tender Offers”) by the Company. To assist your review, we have retyped the text of the Staff’s comments in bold below. The headings and pages below correspond to the headings and pages in the Comment Letter and the Company’s offer to purchase dated November 6, 2013 (the “Offer to Purchase”) relating to the Tender Offers, respectively. All capitalized terms used but not defined herein have the meanings ascribed to them in the Offer to Purchase. The responses and information described below are based upon information provided to us by the Company.

In addition, concurrently herewith we are transmitting via EDGAR Amendment No. 1 (“Amendment No. 1”) to the Schedule TO. The Schedule TO has been revised in response to the Staff’s comments.

Mr. Daniel F. Duchovny

Schedule TO

1.	Please revise your disclosure responsive to Items 3, 5, 6, and 8 to include this disclosure in the offer document as delivered to security holders.

Response:

The Offer to Purchase has been amended to include disclosure responsive to Items 3, 5, 6, and 8.

Offer to Purchase

Cover Page

2.	Refer to the third paragraph in bold on page ii. Your disclosure appears to be inconsistent with your obligations under Rule 13e-4(c)(3). Please revise.

Response:

The Offer to Purchase has been amended to be consistent with the Company’s obligations under Rule 13e-4(c)(3).

Conditions of the Offer

3.	Refer to the first full paragraph on page 10 after the bullet points. We note the disclosure that you may assert a condition “regardless of the circumstances … including any action or inaction by the Company.” A tender offer may be conditioned on a variety of events and circumstances, provided that they are not within the direct or indirect control of the bidder, and are drafted with sufficient specificity to allow for objective verification that the conditions have been satisfied. With this in mind, revise the referenced language to exclude your reference to actions or inactions by the company.

Response:

The Offer to Purchase has been revised to exclude the reference to actions or inactions by the Company in connection with the Conditions of the Offers.

Withdrawal of Tenders

4.	Please revise this section to describe the withdrawal rights required by Rule 13e-4(f)(2)(ii) instead of referring to withdrawal rights “otherwise required by law.” Apply this comment to the same language in the letter of transmittal.

Mr. Daniel F. Duchovny

Response:

The Offer to Purchase and the Letter of Transmittal have been revised to describe the withdrawal rights required by Rule 13e-4(f)(2)(ii).

5.	On a related note, please explain to us how the company would make a determination regarding withdrawal rights, as you suggest at the end of the first paragraph. Apply this comment to the same language in the letter of transmittal.

Response:

The Offer to Purchase and the Letter of Transmittal have been revised to remove the concept of the Company’s determination regarding withdrawal rights.

Representations, Warranties and Undertakings

6.	In clauses (ii) and (iii) in the first paragraph on page 19 you state that holders will waive all rights with respect to tendered securities and will release and discharge you from all present and future claims arising out of or related to the securities. Please revise these statements in light of Section 29(a) of the Exchange Act. Apply this comment to the same language in the letter of transmittal.

Response:

The Offer to Purchase and the Letter of Transmittal have been revised to clarify holders ability to waive all rights with respect to tendered securities and to release and discharge the Company from all present and future claims arising out of or related to the securities in light of Section 29(a) of the Exchange Act.

Certain U.S. Federal Income Tax Considerations

7.	Provide an analysis supporting your reference to Treasury Department Circular 230 or delete the legend. Apply this comment to the same language in the letter of transmittal.

Mr. Daniel F. Duchovny

Response:

The Offer to Purchase and the Letter of Transmittal have been revised to remove the legend.

The undersigned, on behalf of the Company, hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust the above adequately responds to the comments in your letter. We look forward to discussing our responses and disclosures with you, if necessary, at your convenience.

Please do not hesitate to call me at (310) 712-6603 with any questions or further comments you may have regarding Amendment No. 1 or if you wish to discuss the above responses.

Sincerely,

/s/ Patrick S. Brown